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                      UNITED STATES                              SEC FILE NUMBER
           SECURITIES AND EXCHANGE COMMISSION                      91-1842156
                 Washington, D.C. 20549                         ----------------
                                                                  CUSIP NUMBER
                       FORM 12b-25                                 902977107
                                                                ----------------

               NOTIFICATION OF LATE FILING


 (Check One):  [ ] Form 10-KSB [ ] Form 11-K  [ ]Form 20-F [X] Form 10-Q
               [ ] Form N-SAR

For the Period Ended:   March 31, 2002
                        --------------

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [X] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended


     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

U.S. Timberlands Company, L.P.
U.S. Timberlands Klamath Falls, LLC / U.S. Timberlands Finance Corp.
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Full Name of Registrant


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Former Name if Applicable

625 Madison Avenue, Suite 10-B
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Address of Principal Executive Office (Street and Number)

New York, New York 10022
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    X     (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable X effort or expense;

    X     (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                           (Attach Extra Sheets if needed)
                                                           SEC 1344 (6/94)


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (See attached Schedule)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



 Thomas C. Ludlow             (212)              755-1100
------------------         -------------   -----------------
   (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s)                                     Yes [X]  No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                              Yes [X]  No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      U.S. Timberlands Company, L.P.
                      ------------------------------
               (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   May 15, 2002               By: /s/ Thomas C. Ludlow
     ---------------------        --------------------------
                                  Name:  Thomas C. Ludlow

                                  Title:  Vice President and Chief
                                         Financial Officer

                         Schedule to Form 12b-25
                         -----------------------

Part III

     U.S. Timberlands Company, L.P. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 in the prescribed time period, because, due to management's focus on certain potential transactions, the Form 10-Q could not be completed without unreasonable effort or expense. The Company anticipates that the Form 10-Q will be filed within the time period required by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.


     U.S. Timberlands Klamath Falls, LLC / U.S. Timberlands Finance Corp. (collectively referred to as "Klamath") is unable to file its Form 10-Q for the quarter ended March 31, 2002 in the prescribed time period, because, due to management's focus on certain potential transactions, the Form 10-Q could not be completed without unreasonable effort or expense. The Company anticipates that the Form 10-Q will be filed within the time period required by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

     Part IV (3)

     Quarter Ended March 31, 2002 Compared to Quarter Ended March 31, 2001

     Revenues for the quarter ended March 31, 2002 were $2.2 million, a decrease of $7.3 million or 77% from revenues of $9.5 million for the same period in 2001. The significant decrease in revenues during the first quarter of 2002 are caused by the continuation of weak industry conditions.

     The Company had a gross profit of $0.1 million in the first quarter of 2002 as compared to a gross loss of $0.1 million for the same period in 2001. As a percentage of sales, the gross profit was 2% as compared to a gross loss percentage of 1% in the first quarter of 2001. The decrease in gross profit as a percentage of sales is a result of decreases in the amount of realization on timber deed sales combined with deteriorating market conditions and increases in depletion rates over the same period in 2001.

     Net Loss for the quarter ended March 31, 2002 was $8.9 million down $0.2 million or 0.2% from the loss of $8.7 million in the same period of 2001. The reduction of Selling and Administrative expenses from $2.5 millon in 2001 to $1.4 million in 2002 was offset by the increase in absorption on its loss in affiliate which increased by 105% from $0.7 million in 2001 to $2.3 million in 2002.